EXHIBIT 1

                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

                                                               November 17, 2008

TEL AVIV STOCK EXCHANGE             SECURITIES AUTHORITY
www.tase.co.il                      www.isa.gov.il

            IMMEDIATE REPORT OF AN EVENT OR MATTER DEVIATING FROM THE
                      COMPANY'S REGULAR COURSE OF BUSINESS

       Subject of the Event: Filing of Motion to Approve Arrangement Plan

Notice of the filing of a motion to the Court pursuant to the Companies Regulations (Motion for Settlement or Arrangement), 2002 ("the Arrangement Regulations").

Pursuant to Regulation 33 of the Arrangement Regulations and further to the approval of a settlement and arrangement plan between the Bank and its shareholders according to Section 350 of the Companies Law, 1999 ("the Arrangement Plan") at the class meetings of the Bank's shareholders, notice is hereby given that on November 12, 2008, the Bank filed with the Tel Aviv-Yafo District Court (Bankruptcy File 2069/08 Motion File 20493/08) a notice regarding the approval of the Arrangement Plan as aforesaid and a motion for the Court's approval of the Arrangement Plan.

A hearing on the motion to approve the Arrangement Plan, as requested by the Bank, will take place on November 24, 2008 at 9:00 AM, before the Honorable Judge Denya Keret.

Pursuant to Regulation 34 of the Arrangement Regulations, a person wishing to object to the motion must file his objection to Court by November 19, 2008. A copy of the motion and all the documents attached thereto will be provided free of charge to any party sending a written demand.

The Bank's attorneys are from the office of Herzog, Fox and Neeman, Attorneys-at-Law, from 4 Weizman Street, Tel Aviv, Tel. 03-6922020, Fax 03-6966464/

The date and time when the Company was first made aware of the event or matter:

November 16, 2008 at 10:00 P.M.